Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)
Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

June 30, 2010

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	June 30, 2010	December 31, 2009
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	30,332,339	32,457,323
Short-term investments (note 3)	10,039,926	10,932,101
Marketable securities	16,500	29,250
Amounts receivable	28,954	19,509
Prepaid expenses	265,164	101,653

	40,682,883	43,539,836

Bonding and other deposits (note 4)	2,900,732	2,920,835
Mineral properties (note 5)	30,209,105	29,733,296
Capital assets (note 6)	3,286,253	2,739,121
Equity investments (note 7)	2,769,117	2,769,117

	39,165,207	38,162,369

	79,848,090	81,702,205

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	865,992	1,046,963
Asset retirement obligation (note 8)	510,571	503,712

	1,376,563	1,550,675

Shareholders' equity (note 9)
Capital stock	148,763,453	144,053,337
Contributed surplus	14,046,089	13,671,699
Deficit	(84,338,015	(77,573,506)

	78,471,527	80,151,530

	79,848,090	81,702,205

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed)  /s/ Jeffery T. Klenda, Director                                                                                         (signed)   /s/ Thomas Parker, Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

					Cumulative
					from
	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009	2010
	$	$	$	$	$

Expenses
General and administrative	1,269,047	1,400,320	2,588,587	2,760,508	29,942,116
Exploration and evaluation	921,487	1,274,631	1,843,746	2,510,896	46,570,526
Development	791,027	897,580	2,353,420	3,274,068	18,139,259
Write-off of mineral properties	-	43,501	-	107,062	422,084

	(2,981,561)	(3,616,032)	(6,785,753)	(8,652,534)	(95,073,985)

Interest income	92,912	218,637	198,177	619,380	7,167,531
Loss on equity investments (note 7)	(10,770)	-	(13,396)	-	(31,251)
Foreign exchange gain (loss)	837,178	(1,933,051)	(150,787)	(1,298,720)	1,911,341
Other income (loss)	(12,000)	(117,332)	(12,750)	(110,832)	890,849

Loss before income taxes	(2,074,241)	(5,447,778)	(6,764,509)	(9,442,706)	(85,135,515)

Recovery of future income taxes	-	-	-	-	797,500

Net loss and comprehensive loss for the period	(2,074,241)	(5,447,778)	(6,764,509)	(9,442,706)	(84,338,015)

Deficit - Beginning of period	(82,263,774)	(62,835,616)	(77,573,506)	(58,840,688)	-

Deficit - End of period	(84,338,015)	(68,283,394)	(84,338,015)	(68,283,394)	(84,338,015)

Weighted average number of common shares outstanding:
Basic and diluted	95,757,096	93,893,607	94,853,850	93,789,463

Loss per common share:
Basic and diluted	(0.02)	(0.06)	(0.07)	(0.10)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

					Cumulative
					From
	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009	2010
	$	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(2,074,241)	(5,447,778)	(6,764,509)	(9,442,706)	(84,338,015)
Items not affecting cash:
Stock based compensation	191,620	194,485	377,842	474,974	16,090,913
Amortization of capital assets	97,132	135,925	198,162	289,054	1,350,777
Provision for reclamation	2	-	7,295	76,966	525,417
Write-off of mineral properties	-	43,501	-	107,062	422,084
Foreign exchange loss (gain)	(841,829)	1,933,051	146,467	1,298,720	(1,915,592)
Gain on sale of assets	-	-	-	-	(1,078,996)
Non-cash exploration costs (credits)	-	-	-	-	1,819,225
Other loss (income)	12,000	(10,500)	12,750	(17,000)	14,498
Future income taxes	-	-	-	-	(797,500)
Change in non-cash working capital items:
Amounts receivable	(13,123)	(5,841)	(9,407)	59,847	(17,742)
Prepaid expenses	9,728	(74,927)	(69,185)	(115,167)	(176,850)
Accounts payable and accrued liabilities	(260,565)	(562,625)	(369,272)	(1,515,464)	508,680
	(2,879,276)	(3,794,709)	(6,469,857)	(8,783,714)	(67,593,101)

Investing activities
Mineral property costs	(290,144)	(74,055)	(471,685)	(165,198)	(11,430,258)
Purchase of short-term investments	(7,518,724)	(25,674,968)	(13,987,427)	(26,111,693)	(178,874,363)
Sale of short-term investments	5,715,507	36,228,213	14,900,536	38,961,264	170,493,696
Decrease (increase) in bonding and other deposits	(773)	16,465	17,224	(1,231,688)	(2,973,888)
Payments from venture partner	-	-	-	-	146,806
Proceeds from sale of data base and capital assets	-	-	-	-	1,109,300
Purchase of capital assets	(577,870)	(397,496)	(730,266)	(526,210)	(4,606,339)
	(2,672,004)	10,098,159	(271,618)	10,926,475	(26,135,046)

Financing activities
Issuance of common shares and warrants for cash	5,000,000	-	5,000,000	-	127,668,053
Share issue costs	(221,776)	-	(221,776)	-	(2,790,801)
Proceeds from exercise of warrants and stock options	6,541	-	6,541	-	18,575,865
Payment of New Frontiers obligation	-	-	-	-	(17,565,125)
	4,784,765	-	4,784,765	-	125,887,992

Effects of foreign exchange rate changes on cash	580,640	(1,077,081)	(168,274)	(737,372)	(1,827,506)

Net change in cash and cash equivalents	(185,875)	5,226,369	(2,124,984)	1,405,389	30,332,339
Beginning cash and cash equivalents	30,518,214	21,978,755	32,457,323	25,799,735	-
Ending cash and cash equivalents	30,332,339	27,205,124	30,332,339	27,205,124	30,332,339
Non-cash financing and investing activities:
Common shares issued for properties	-	-	-	409,500	1,164,750

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties primarily in the United States with additional exploration interests in Canada.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. The accounting policies used in the preparation of the unaudited interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2009 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	June 30	December 31,
	2010	2009
	$	$

Cash on deposit at banks	302,167	308,918
Guaranteed investment certificates	287,500	287,500
Money market funds	29,742,672	25,564,505
Certificates of deposit	-	6,296,400

	30,332,339	32,457,323

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010

(expressed in Canadian dollars)

The Company’s short term investments are composed of:

	As at	As at
	June 30	December 31,
	2010	2009
	$	$

Guaranteed investment certificates	1,458,836	2,342,637
Certificates of deposit	8,581,090	8,589,464

	10,039,926	10,932,101

The Company’s cash and cash equivalents of $30.3 million and short-term investments of $10.0 million consist of Canadian dollar and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.30% to 2.25% and mature at various dates up to June 29, 2011.  The instruments with initial maturity over ninety days have been classified as short-term investments.

These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.2 million is guaranteed by a Canadian provincial government leaving approximately $31.9 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at June 30, 2010, the Company does not consider any of its financial assets to be impaired.

4.	Bonding and other deposits

Bonding and other deposits include $2,900,732 (December 31, 2009 – $2,920,835) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete.

5.	Mineral properties

	USA		Canada	Total

	Lost Creek/	Other US	Canadian
	Lost Soldier	Properties	Properties
	$	$	$	$

Balance, December 31, 2009	24,324,656	4,884,973	523,667	29,733,296

Acquisition costs	-	145,080	-	145,080
Staking and claim costs	-	330,729	-	330,729

Balance, June 30, 2010	24,324,656	5,360,782	523,667	30,209,105

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek and Lost Soldier projects and a development database.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus interest.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010

(expressed in Canadian dollars)

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other U.S. Properties

The Company holds other mineral properties in the U.S. including EN, LC North and LC South as well as other exploration properties.

During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Muggins Mountain claims in Arizona.

Canada

The Company's Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

6.	Capital assets

	June 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Light vehicles	720,973	394,062	326,911	661,743	345,993	315,750
Heavy mobile equipment	534,598	251,897	282,701	473,336	209,197	264,139
Machinery and equipment	811,887	460,251	351,636	791,252	398,435	392,817
Furniture and fixtures	224,173	92,368	131,805	221,867	78,561	143,306
Computer equipment	207,253	109,078	98,175	202,117	93,504	108,613
Software	190,550	119,233	71,317	170,528	102,438	68,090
Pre-construction costs	2,023,708	-	2,023,708	1,446,406	-	1,446,406

	4,713,142	1,426,889	3,286,253	3,967,249	1,228,128	2,739,121

7.	Equity investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, the other member is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

8.	Asset retirement obligation

The Company has recorded $510,571 for asset retirement obligations (December 31, 2009 – $503,712) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010

(expressed in Canadian dollars)

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders’
	Shares	Amount	Surplus	Deficit	Equity
	#	$	$	$	$

Balance, January 1, 2010	93,940,568	144,053,337	13,671,699	(77,573,506)	80,151,530

Exercise of stock options	9,213	9,991	(3,450)	-	6,541
Common shares issued for cash, net
of issue costs	5,000,000	4,700,125	-	-	4,700,125
Non-cash stock compensation	-	-	377,840	-	377,840
Net loss and comprehensive loss	-	-	-	(6,764,509)	(6,764,509)

Balance, June 30, 2010	98,949,781	148,763,453	14,046,089	(84,338,015)	78,471,527

Issuances

On May 31, 2010, the Company completed a private placement of 5,000,000 common shares at $1.00 per share raising gross proceeds of $5,000,000.  Total direct share issue costs, including the placement agent’s commission, were $299,875.

In May 2010, 9,213 common shares were issued pursuant to the exercise of stock options.

Restricted Share Units (“RSU”)

On May 7, 2010, the Company’s Board of Directors approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”).  Eligible participants under the RSU Plan include directors, officers and employees of the Company.  Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

As of June 30, 2010, no restricted shares have been awarded under the RSU Plan.

Warrants

The Company is committed to issue 100,000 warrants to purchase stock at $1.20 per share to its consultant GVC Advisors, Ltd. on November 1, 2010, subject to TSX's approval, on successful completion of their contract.

 Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”).  Eligible participants under the Option Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Option Plan, options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2009	8,361,452	1.65
Granted	798,537	0.81
Exercised	(9,213)	0.71
Forfeited	(58,528)	0.84
Expired	(123,014)	1.83

Outstanding, June 30, 2010	8,969,234	1.58

    As at June 30, 2010, outstanding stock options are as follows:

		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number	contractual	Number	contractual
$	of options	life (years)	of options	life (years)	Expiry

1.25	2,400,800	0.4	2,400,800	0.4	November 17, 2010
2.01	75,000	0.7	75,000	0.7	March 25, 2011
2.35	1,450,000	0.8	1,450,000	0.8	April 21, 2011
2.75	379,200	1.2	379,200	1.2	September 26, 2011
1.26	74,714	1.8	74,714	1.8	May 4, 2012
4.75	30,000	1.9	30,000	1.9	May 15, 2012
3.67	200,000	2.0	200,000	2.0	July 15, 2012
3.00	437,500	2.1	437,500	2.1	August 9, 2012
3.16	50,000	2.2	50,000	2.2	September 17, 2012
2.98	50,000	2.3	50,000	2.3	October 5, 2012
4.07	30,000	2.4	30,000	2.4	November 7, 2012
2.11	25,000	2.7	25,000	2.7	March 19, 2013
1.65	880,000	2.9	880,000	2.9	May 8, 2013
1.72	25,000	3.1	25,000	3.1	August 6, 2013
0.71	952,904	3.6	721,996	3.6	February 9, 2014
0.64	75,000	3.7	57,000	3.7	March 11, 2014
0.90	1,098,953	4.2	593,784	4.2	September 2, 2014
0.85	5,000	4.6	5,000	4.6	February 1, 2015
0.81	730,163	4.7	73,956	4.7	March 5, 2015

1.58	8,969,234	2.1	7,558,950	1.7

During the six months ended June 30, 2010, the Company recorded a total of $377,842 related to stock based compensation (2009 – $474,974).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the six months ended June 30, 2010 and 2009 was determined using the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Expected option life (years)	3.12 - 3.14	2.9
Expected volatility	81-82%	83%
Risk-free interest rate	1.7-1.9%	1.4%
Forfeiture rate	4.3%	4.6%
Expected dividend rate	0%	0%

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010

(expressed in Canadian dollars)

10.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in the United States and Canada.  Capital assets segmented by geographic area are as follows:

	June 30, 2010
	United States	Canada	Total
	$	$	$

Bonding and other deposits	2,900,732	-	2,900,732
Mineral properties	29,685,438	523,667	30,209,105
Capital assets	3,284,232	2,021	3,286,253
Investments	2,769,117	-	2,769,117

	December 31, 2009
	United States	Canada	Total
	$	$	$

Bonding and other deposits	2,920,835	-	2,920,835
Mineral properties	29,209,629	523,667	29,733,296
Capital assets	2,736,940	2,181	2,739,121
Investments	2,769,117	-	2,769,117

11.	Commitments

Although construction of the Lost Creek plant will not begin until receipt of the necessary authorizations, request for quotations for all major process equipment at the Lost Creek project have been prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing through the commencement of construction.

Purchase orders totaling US$2,286,411 have been issued for ion exchange columns, tanks and other process equipment.  Payments of US$1,088,466 have been made to date on these purchase orders.